Exhibit 99.2

Mainz Biomed N.V.

Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in US Dollars, except share data).

		September 30,	December 31,
	Note	2023	2022

ASSETS
Current Assets
Cash		$9,320,381	$17,141,775
Trade receivables, net	4	108,630	66,984
Inventories	5	493,588	175,469
Prepaid expenses and other current assets	6	1,052,693	994,113
Total Current Assets		10,975,292	18,378,341

Property and equipment, net	7	1,606,333	661,692
Intangible assets	8	3,536,089	-
Right-of-use assets	9	1,788,977	1,177,695
Other assets		104	23,275
Total assets		$17,906,795	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$3,104,456	$2,916,679
Convertible debt	12	7,249,439	43,057
Convertible debt - related party	11	31,719	32,181
Silent partnerships, current portion	13	-	759,168
Silent partnerships, current portion - related party	13	-	206,167
Intellectual property acquisition liability, current portion - related party	8	400,854	-
Lease liabilities, current	9	474,011	285,354
Total current liabilities		11,260,479	4,242,606

Silent partnerships, non-current	13	713,928	687,128
Silent partnerships, non-current - related party	13	257,988	256,086
Lease liabilities, non-current	9	1,428,368	959,116
Intellectual property acquisition liability, non-current - related party	8	796,664	-
Total Liabilities		14,457,427	6,144,936

Shareholders’ equity
Share capital	14	187,890	164,896
Share premium	14	46,525,899	38,831,542
Reserve	14	20,497,224	18,079,741
Accumulated deficit		(64,144,694)	(43,032,294)
Accumulated other comprehensive income		383,049	52,182
Total shareholders’ equity		3,449,368	14,096,067

Total liabilities and shareholders’ equity		$17,906,795	$20,241,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Consolidated Statements of Profit and Loss and Comprehensive Loss

(Unaudited)

(Expressed in US Dollars, except share data)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022

Revenue		$181,669	$96,791	$680,718	$336,596
Cost of sales	15	94,483	78,178	305,793	190,741
Product margin		87,186	18,613	374,925	145,855

Operating expenses:
Sales and marketing	20	1,122,134	605,844	5,207,795	3,393,858
Research and development	20	1,854,795	909,003	7,591,168	1,702,491
General and administrative	20	2,750,895	3,979,359	7,630,246	13,104,566
Total operating expenses		5,727,824	5,494,206	20,429,209	18,200,915

Loss from operations		(5,640,638)	(5,475,593)	(20,054,284)	(18,055,060)

Other income (expense)
Other income	17	38,652	78,081	209,620	171,013
Other expense		(697,771)	(198,715)	(1,267,736)	(314,627)
Total other expense		(659,119)	(120,634)	(1,058,116)	(143,614)

Loss before income tax		(6,299,757)	(5,596,227)	(21,112,400)	(18,198,674)
Income taxes provision		-	-	-	-
Net loss		$(6,299,757)	$(5,596,227)	$(21,112,400)	$(18,198,674)

Foreign currency translation gain		481,463	64,099	330,867	146,742
Comprehensive loss		$(5,818,294)	$(5,532,128)	$(20,781,533)	$(18,051,932)

Basic and dilutive loss per ordinary share		$(0.39)	$(0.39)	$(1.38)	$(1.32)
Weighted average number of ordinary shares outstanding		15,967,714	14,286,157	15,294,040	13,821,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

(Expressed in US Dollars, except share data)

							Accumulated
		Number of	Share	Share		Accumulated	Other comprehensive	Total Shareholders’
	Note	shares	Capital	Premium	Reserve	Deficit	Income (loss)	Equity

Balance, December 31, 2022		14,629,457	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067
Sale of ordinary shares	14	195,044	2,094	1,281,291	-	-	-	1,283,385
Share based expense	14	2,112	22	14,741	-	-	-	14,763
Stock option expense	14	-	-	-	904,664	-	-	904,664
Net loss		-	-	-	-	(6,560,916)	-	(6,560,916)
Foreign currency translation		-	-	-	-	-	(60,572)	(60,572)
Balance, March 31, 2023		14,826,613	$167,012	$40,127,574	$18,984,405	$(49,593,210)	$(8,390)	$9,677,391
Sale of ordinary shares	14	112,321	1,224	608,587	-	-	-	609,811
Share based expense	14	32,388	353	162,574	-	-	-	162,927
Ordinary shares issued for acquisition of intangible asset	8, 14	300,000	3,270	2,051,730	-	-	-	2,055,000
Ordinary shares issued for commission of issuance of convertible debt	12, 14	54,428	593	249,407	-	-	-	250,000
Ordinary shares issued for cashless exercise of warrant	14	305,771	3,333	12,132	(15,465)	-	-	-
Stock option expense	14	-	-	-	764,009	-	-	764,009
Net loss		-	-	-	-	(8,251,727)	-	(8,251,727)
Foreign currency translation		-	-	-	-	-	(90,024)	(90,024)
Balance, June 30, 2023		15,631,521	$175,785	$43,212,004	$19,732,949	$(57,844,937)	$(98,414)	$5,177,387
Share based expense	14	100,000	1,085	324,915	-	-	-	326,000
Issuance of ordinary shares for conversion of debt	12, 14	1,015,939	11,020	2,988,980	-	-	-	3,000,000
Stock option expense	14	-	-	-	764,275	-	-	764,275
Net loss		-	-	-	-	(6,299,757)	-	(6,299,757)
Foreign currency translation		-	-	-	-	-	481,463	481,463
Balance, September 30, 2023		16,747,460	$187,890	$46,525,899	$20,497,224	$(64,144,694)	$383,049	$3,449,368

						Accumulated
	Number of	Share	Share		Accumulated	Other comprehensive	Total Shareholders’
	shares	Capital	Premium	Reserve	Deficit	Income	Equity
Balance, December 31, 2021	12,010,001	$141,075	$13,126,493	$9,736,066	$(16,644,958)	$2,479	$6,361,155
Sale of ordinary shares	1,725,000	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	107,500	968	321,533	(64,156)	-	-	258,344
Share based expense	58,000	522	787,098	-	-	-	787,620
Stock option expense	-	-	-	2,424,901	-	-	2,424,901
Net loss	-	-	-	-	(5,663,736)	-	(5,663,736)
Foreign currency translation	-	-	-	-	-	36,439	36,439
Balance, March 31, 2022	13,900,501	$158,090	$38,085,488	$12,096,811	$(22,308,694)	$38,918	$28,070,612
Issuance of ordinary shares for exercise of warrants	582,473	5,243	171,172	(52,258)	-	-	124,156
Stock option expense	-	-	-	2,469,549	-	-	2,469,549
Net loss	-	-	-	-	(6,938,711)	-	(6,938,711)
Foreign currency translation	-	-	-	-	-	46,204	46,204
Balance, June 30, 2022	14,482,974	$163,332	$38,256,659	$14,514,102	$(29,247,405)	$85,122	$23,771,810
Stock option expense	-	-	-	2,585,317	-	-	2,585,317
Net loss	-	-	-	-	(5,596,227)	-	(5,596,227)
Foreign currency translation	-	-	-	-	-	64,099	64,099
Balance, September 30, 2022	14,482,974	$163,332	$38,256,659	$17,099,419	$(34,843,632)	$149,221	$20,824,999

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US Dollars, except share data)

		Nine months ended
		September 30,
	Note	2023	2022
Cash Flows From Operating Activities
Net loss		$(21,112,400)	$(18,198,674)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	14	3,186,638	8,267,387
Depreciation and amortization		661,942	135,276
Bad debt expense		95,340	-
Inventory write down		13,301	-
Accretion expense	8, 12	132,963	59,792
Government grant	17	-	(88,674)
Change in fair value of convertible debt		87,000	-
Debt forgiveness		(48,735)	-
Changes in operating assets and liabilities:

Trade receivables. net		(85,689)	(148,110)
Inventories		(342,056)	(7,155)
Prepaid expenses and other assets		(107,528)	151,743
Accounts payable and accrued liabilities		235,566	(228,827)
Net cash used in operating activities		(17,283,658)	(10,057,242)

Cash Flows From Investing Activities
Purchase of intangible asset	8	(600,000)	-
Purchase of property and equipment	7	(1,037,033)	(643,637)
Net cash used in investing activities		(1,637,033)	(643,637)

Cash Flows From Financing Activities
Sale of ordinary shares	14	1,893,196	23,865,890
Warrant exercise proceeds		-	382,500
Proceeds from convertible debt	12	10,120,000	-
Payments on silent partnerships	13	(772,423)	(107,027)
Payments on silent partnerships - related party	13	(162,450)	-
Payment of lease obligations	9	(317,437)	(88,432)
Net cash provided by financing activities		10,760,886	24,052,931

Effect of changes in exchange rates		338,411	(72,976)

Net change in cash		(7,821,394)	13,279,076
Cash at beginning of period		17,141,775	8,727,542
Cash at end of period		$9,320,381	$22,006,618

Non-Cash Investing and Financing Activities
Right of use asset additions	9	$1,009,638	$949,277
Ordinary shares issued for acquisition of intangible asset	8	$3,271,828	$-
Issuance of ordinary shares for cashless exercise of warrants	14	$15,465	$52,258
Issuance of ordinary shares for conversion of debt	12, 14	$3,000,000	$-

Supplemental Cash Flow Information
Interest expense paid		$153,580	$67,989
Income tax paid		$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in US dollars, except share data)

September 30, 2023

NOTE 1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in the Netherlands. The Company’s registered office is at Keizersgracht 391A, EJ Amsterdam and its headquarters are in Mainz, Germany. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”)). In September 2021, the Company completed such acquisition.

We develop in-vitro diagnostic (“IVD”) tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine, led by our flagship ColoAlert™ product in European markets. We additionally operate a clinical diagnostic laboratory. We develop and distribute our IVD kits to third-party laboratories and through our on-line store.

Throughout these condensed consolidated financial statements, Mainz Biomed N.V. and its wholly owned subsidiaries, Mainz Biomed USA, Inc., Mainz Biomed GmbH (f/k/a PharmGenomics GmbH), and European Oncology Lab GmbH are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”.

Share Exchange

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) between Mainz Biomed B.V. (“Mainz”), which was a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics. Under the Contribution Agreement, 100% of the shares of PharmGenomics were acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PharmGenomics became a wholly owned subsidiary of the Company and the former shareholders of PharmGenomics held approximately 62% of the outstanding shares of the Company prior to the Company’s initial public offering. On September 20, 2021, PharmGenomics and the Company closed the Contribution Agreement.

IPO and Follow-on Equity Offering

In November 2021, the Company completed its initial public offering (“IPO”) of its ordinary shares on the Nasdaq Capital Market, selling 2,300,000 shares at $5.00 per share. Upon its IPO, Mainz Biomed B.V. became Mainz Biomed N.V. In January 2022, the Company completed a follow on offering of its ordinary shares, selling 1,725,000 ordinary shares for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million).

Going Concern

The Company has recurring losses, accumulated deficit totaling $64,144,694 and negative cash flows used in operating activities of $17,283,658 as of and for the nine months ended September 30, 2023. The Company also had $9,320,381 of cash on hand on September 30, 2023 and working capital, excluding liabilities expected to be settled with ordinary shares, of $6,921,813. These conditions are indicators that impact the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. If the Company is unable to obtain funding, the Company could be forced to further delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

The Company plans to fund its cash flow and working capital needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. In December 2022, the Company entered into a $50,000,000 Controlled Equity Offering (see Note 14); the Company raised $1.9 million of net cash from this facility during the nine months ended September 30, 2023. Additionally, on June 28, 2023, the Company entered into a Pre-Paid Advance Agreement and issued $11.0 million in convertible promissory notes (see Note 12) for net proceeds of $10.1 million during the nine months ended September 30, 2023.

Management believes that the availability of its Controlled Equity Offering and/or Pre-Paid Advance Agreement, combined with the potential to execute a financing after the reporting of results from its clinical studies, will provide the financing necessary to fund the Company’s working capital needs for the foreseeable future.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2022 and notes thereto contained in the Company’s Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed unaudited interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on November 14, 2023.

NOTE 3. ACCOUNTING POLICIES, ESTIMATES AND SIGNIFICANT MANAGEMENT JUDGMENTS

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation.

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment and intangible assets

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets, including its intangible assets;

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

NOTE 4. TRADE RECEIVABLES

	September 30,
	2023 (unaudited)	December 31, 2022
Accounts receivable	$133,347	$130,588
Less: allowance for doubtful accounts	(24,717)	(66,852)
Accounts receivable, net	108,630	63,736
Other	-	3,248
	$108,630	$66,984

For the nine months ended September 30, 2023, the Company recorded bad debt expense of $42,045 for trade receivables.

NOTE 5. INVENTORIES

	September 30,
	2023 (unaudited)	December 31, 2022
Raw materials	$331,090	$175,469
Finished goods	175,799	-
	506,889	175,469
Less: write down	(13,301)	-
	$493,588	$175,469

For the nine months ended September 30, 2023, the Company recorded inventory write down of $13,301.

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	September 30, 2023 (unaudited)	December 31, 2022
Prepaid insurance	$85,153	$624,033
Prepaid stock compensation	302,714	-
Other prepaid expenses	131,483	55,356
Security deposit	129,358	122,570
VAT receivable	403,985	192,154
	$1,052,693	$994,113

For the nine months ended September 30, 2023, the Company recorded bad debt reserve of $53,295 for VAT receivables.

NOTE 7. PROPERTY AND EQUIPMENT

	Laboratory equipment	Office equipment	Construction in progress	Total
Cost
Balances at December 31, 2022	$579,171	$176,347	$-	$755,518
Additions	933,246	160,708	49,390	1,143,344
Disposals	(16,810)	-	-	(16,810)
Effects of currency translation	(30,055)	(22,240)	(1,174)	(53,470)
Balances at September 30, 2023 (unaudited)	$1,465,551	$314,815	$48,216	$1,828,582

Accumulated depreciation
Balances at December 31, 2022	$77,833	$15,993	$-	$93,826
Depreciation	92,068	43,404	-	135,472
Disposals	(2,335)	-	-	(2,335)
Effects of currency translation	(3,255)	(1,459)	-	(4,714)
Balances at September 30, 2023 (unaudited)	$164,311	$57,938	$-	$222,249
Net book value at December 31, 2022	$501,338	$160,354	$-	$661,692
Net book value at September 30, 2023 (unaudited)	$1,301,240	$256,877	$48,216	$1,606,333

For the nine months ended September 30, 2023 and 2022, the Company recorded deprecation of $135,472 and $32,767, respectively.

During the first nine months of 2023 we have begun the expansion of our clinical laboratory in our headquarters facility. Expenditures related to that lab expansion are included in Construction in progress.

NOTE 8. INTANGIBLE ASSET

Our flagship product is ColoAlert, a colorectal cancer (“CRC”) screening test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the intellectual property related to the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). Subsequent to February 11, 2021, ColoAlert AS assigned their interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $6.85 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. During the nine months ended September 30, 2023 the Company paid $600,000 to the seller. The Company recorded amortization of $235,739 and interest expense of $80,690 for the nine months ended September 30, 2023. As of September 30, 2023, the liability for remaining required payments of $1,197,518 is recorded on the statement of financial position.

NOTE 9. LEASES

Right-of-Use Assets

The Company leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost
Balances as of December 31, 2022	$64,226	$362,970	$94,008	$1,035,200	$1,556,404
Additions	-	370,011	51,675	587,951	1,009,637
Effects of currency translation	(922)	(13,992)	(2,575)	(28,814)	(46,303)
Balances at September 30, 2023	$63,304	$718,989	$143,108	$1,594,337	$2,519,738

Accumulated amortization
Balances as of December 31, 2022	$20,707	$77,838	$22,109	$258,055	$378,709
Amortization	9,060	152,755	37,878	166,486	366,179
Effects of currency translation	(512)	(4,742)	(1,216)	(7,657)	(14,127)
Balances at September 30, 2023	$29,255	$225,851	$58,771	$416,884	$730,761

Net book value
December 31, 2022	$43,519	$285,132	$71,899	$777,145	$1,177,695
September 30, 2023	$34,049	$493,138	$84,337	$1,177,453	$1,788,977

As of September 30, 2023, management assessed that there were no events or changes in circumstances that would require impairment testing.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at September 30, 2023, had a weighted average expected life of 4.24 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment and office space. The present value of future lease payments was measured using an incremental borrowing rate of 10% per annum as of January 1, 2022 and January 1, 2023.

Total
Balance as of December 31, 2022	$1,244,470
Additions	1,009,637
Interest expenses	141,097
Lease payments	(458,534)
Effects of currency translation	(34,291)
As of September 30, 2023	$1,902,379

Lease liabilities	September 30, 2023	December 31, 2022
Current portion	$474,011	$285,354
Long-term portion	1,428,368	959,116
Total lease liabilities	$1,902,379	$1,244,470

On September 30, 2023, the Company was committed to minimum lease payments as follows:

Maturity analysis	September 30, 2023
Remaining of 2023	$174,452
2024	622,666
2025	529,912
2026	353,897
2027	225,147
Thereafter	504,663
Total undiscounted lease liabilities	$2,410,737
Amount representing implicit interest	(508,358)
Lease obligations	$1,902,379

NOTE 10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	September 30,
	2023 (unaudited)	December 31, 2022
Accounts payable	$1,504,273	$1,333,044
Accrued liabilities	1,463,834	1,236,942
Payroll liabilities	136,349	346,693
	$3,104,456	$2,916,679

NOTE 11. CONVERTIBLE DEBT – RELATED PARTY

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. One of those loans was not converted and is payable on demand (balance of $31,719 as of September 30, 2023). While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. As the Company incurred losses during 2021, 2020 and 2019, no expense has been recorded in any period for profit sharing. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR1 per share.

The 2019 and 2020 Convertible Loans were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 2019 and 2020 Convertible Loans between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature. The Company recognized debt discounts totaling EUR13,064 on issuance of the 2019 and 2020 Convertible Loans.

As of September 30, 2023 and December 31, 2022, the Company’s Convertible Debt – Related Party is $31,719 (EUR30,000) and $32,181 (EUR30,000), respectively.

NOTE 12. CONVERTIBLE DEBT

Convertible Loans

In November 2017, the Company entered into loan agreements with two shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). The loans are convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loans are non-interest bearing, are unsecured and are due on demand.

As of September 30, 2023 and December 31, 2022, the Company’s Convertible loan was $42,439 (EUR40,139) and $40,057 (EUR40,139), respectively.

Convertible Promissory Notes

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Holder”). Pursuant to the PPA, we may request that the Holder purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”). The Holder will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. On June 28, 2023, we sold the Holder a Promissory Note (the “Initial Promissory Note”) in the principal amount of $5,500,000 and received $5,060,000, net of discount. The Holder is not obligated to purchase any additional Promissory Notes from us under the PPA. On September 26, 2023, the Company issued 2nd Promissory Note of $5,500,000 and received $5,060,000, net of discount.

Each Promissory Note matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares at the time of the notice.

The Promissory Notes are convertible at the Holder’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) (I) $4.9986 in respect of the Initial Promissory Note and (II) with respect to each subsequent Promissory Note, if any, 110% of the volume weighted average price (“VWAP”) of our ordinary shares on the trading day immediately preceding the issuance of such Promissory Note (the “Fixed Price”) or (b) 92% of the average of the two lowest daily VWAPs of the shares during the eight trading days immediately prior to such conversion. In no event, however, shall the conversion price be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

Under the Promissory Notes, a “Trigger Event” occurs if the trading price of an ordinary share is lower than the applicable Floor Price for any five of seven consecutive trading days. Within five trading days of a Trigger Event, we must make a monthly cash payment to the Holder in connection with the Promissory Notes (the “Monthly Payment”) equal to the lesser of (i) $550,000, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest and (ii) all principal outstanding under all outstanding Promissory Notes, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest. Thereafter, we must pay the Holder a Monthly Payment every 30 calendar days after the due date of the initial Monthly Payment; provided that our monthly obligation hereunder will end with respect to a particular Trigger Event if (i) the daily VWAP of the ordinary shares for seven consecutive trading days immediately prior to the due date of the next Monthly Payment is 10% or greater than the Floor Price or (ii) we reduce the Floor Price for all outstanding Promissory Notes by 50%, unless a new Trigger Event occurs.

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA in the form of 54,428 ordinary shares, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

The Company elected to account for the Promissory Notes at fair value. Management believes that the fair value option appropriately reflects the underlying economics of the Promissory Notes. Under the fair value election, changes in fair value will be reported in the consolidated statements of operations, under change in fair value of debt instrument, in each reporting period subsequent to the issuance of the Promissory Note. The Initial Promissory Note had a face value of $5,500,000 and had an original issue discount of $440,000. The Company recorded the Initial Promissory Note at its fair value of $5,060,000, which was also the cash received and the 2nd Promissory Note at its fair value of $5,008,000.

During the period ended September 30, 2023, principal amounts of the Initial Promissory Note of $3,000,000 was converted into 1,015,939 ordinary shares, at conversion prices ranging from $2.70 to $4.17.

For the period ended September 30, 2023, the Company recorded a change in fair value of $87,000, resulting in a balance of $7,207,000 as of September 30, 2023.

Changes in the balance of the convertible notes are as follows:

		Carrying
	Face	Amount at
	Value	Fair Value
Balance at December 31, 2022	$-	$-
Issuance of convertible promissory notes	11,000,000	10,120,000
Repayments of debt	-	-
Conversion of notes with ordinary shares	(3,000,000)	(3,000,000)
Change in fair value of convertible promissory notes	-	87,000
Balance at September 30, 2023	$8,000,000	$7,207,000

We classified this fair value as a Level 3 fair value measurement and used a fair value pricing model to calculate the fair value for the period ended September 30, 2023. Key inputs for the fair value model are summarized below.

A summary of the Company’s significant inputs into the fair value of the Promissory Notes is as follows:

September 30,
2023
Stock price	$2.92 - 4.82
Expected life in years	0.74 - 1.00
Risk free rate	5.32% - 5.57%
Expected volatility	74.65% - 75.00%
Discount rate	78.54% - 82.88%

NOTE 13. SILENT PARTNERSHIPS

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR299,400 (approximately $341,740) (the “3% SPAs”). The Company is to repay the amount by December 31, 2025. The Company must pay a minimum of 3% interest per annum on the loans. The lender is entitled to 3% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. Upon the amounts coming due, the lender of the 3% SPAs has the option to demand an additional payment equal to 15% of the contribution as a final remuneration (the “Final Renumeration”). The Final Remuneration is considered to be the cost of issuing debt. The 3% SPAs were received at below market interest rates as part of a government program for COVID-19 relief. The initial fair value of the 3% SPAs was determined to be EUR218,120 (approximately $248,966), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3% SPAs of EUR81,280 ($92,774) has been recognized as government grant income during the period. During the year ended December 31, 2021 the Company received the remaining EUR200,000 ($236,640). The initial fair value of the 3.0% SPAs received was determined to be EUR230,000 (approximately $272,136), determined using an estimated effective interest rate of 11.5%. The initial fair value of the 3.0% SPAs received in 2021 was determined to be EUR156,549 (approximately $185,229), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3.0% SPAs received in 2021 of EUR43,451 (approximately $51,410) has been recognized as government grant income during the period.

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR50,000 (approximately $57,071) (the “3.5% SPAs”). The Company is to repay the amount by June 30, 2025. The Company must pay a minimum of 3.5% interest per annum on the loans. The lender is entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. The 3.5% SPAs are convertible to common shares of the Company at EUR1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. Pursuant to the silent partnership agreement, the Company notified the holder, at which point the holder declined the opportunity to convert their loan into common shares. The 3.5% SPAs were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 3.5% SPAs between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

Between the years of 2013 to 2016, the Company entered into silent partnership agreements for loans totaling EUR798,694 (approximately $915,383) (the “8.5% SPAs”). Under the 8.5% SPAs, the Company is to repay EUR398,634 (approximately $408,496) of the loans by June 30, 2023 (such amounts were paid between the end of June and the beginning of July 2023) and EUR400,000 (approximately $409,859) of the loans matures on December 31, 2025. The Company must pay a minimum of 8.5% interest per annum on the loans. The lenders are entitled to 1.66% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the lenders of the 8.5% SPAs have the option to demand an additional payment equal to 30% of the principal of the loans as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8.5% SPAs was determined to be EUR772,568 (approximately $85,440), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lenders also agreed to invest in the Company and contributed EUR676,366 (approximately $775,183) to acquire 27,752 shares of the Company between the years of 2013 and 2016. During the year ended December 31, 2020, EUR80,000 (approximately $99,527) of the 8.5% SPAs was extinguished as the lender, who is also a customer of the Company, elected to offset the debt amount against amounts in trade receivables due to the Company. The debtor did not demand the Final Remuneration, and the Company recognized a gain on the extinguishment of $8,214.

In 2010, the Company entered into a silent partnership agreement whereby the lender agreed to lend the Company EUR300,000 (approximately $343,830) (the “8% SPA”). The Company repaid this loan in January 2023. The Company must pay a minimum of 8% interest per annum on the loan. The lender is entitled to 1.95% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. At maturity, the lender of the 8% SPA has the option to demand an additional payment of up to 30% of the principal of the loan as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8% SPA was determined to be EUR289,900 (approximately $332,254), determined using an estimated effective interest rate of 11.5%.

Certain of the Silent Partnership agreements are with a German based bank, which also owns ordinary shares of the Company. Those debts are classified as “related party” in the statement of financial position. A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, December 31, 2022	$537,359	$43,938	$909,703	$417,549	$1,908,549
Issued during the year	-	-	-	-	-
Extinguished during the year	-	-	(512,502)	(422,370)	(934,872)
Debt forgiveness	-	-	(48,735)	-	(48,735)
Accretion	31,412	2,528	17,521	813	52,274
Effects of currency translation	(8,460)	(691)	(157)	4,008	(5,300)
Balance, September 30, 2023	$560,311	$45,775	$365,830	$-	$971,916

NOTE 14. EQUITY

Ordinary shares

The Company has 45 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR0.01 per share.

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent ordinary shares at market prices, for a fee of 3%. During the nine months ended September 30, 2023 the Company issued 307,365 ordinary shares pursuant to the ATM for net proceeds of $1,894,742, at an average price of $6.16.

In addition, during the nine months ended September 30, 2023, the Company issued ordinary shares as follows:

●	134,500 ordinary shares issued for services rendered which were valued at $503,690

●	305,771 ordinary shares issued for cashless exercise of warrants

●	54,428 ordinary shares issued for a commitment fee on a convertible promissory note valued at $250,000

●	300,000 ordinary shares issued for acquisition of intangible assets valued at $2,055,000

●	1,015,939 ordinary shares issued for conversion of debt of $3,000,000

Warrants

During the year ended December 31, 2021, in conjunction with private sales units, which included ordinary shares and warrants, the Company issued 3,755,000 warrants and issued 161,000 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement.  Unexercised warrants were to expire in November 2023. On September 8, 2023 the Board of Directors approved an amendment to the outstanding warrant agreements, which all warrant holders accepted. The amendment extended the remaining life of the warrants to November 9, 2024 and removed the option for cashless exercise. No other terms were changed.

During the year ended December 31, 2021, the estimated fair value of the warrants as follows:

Stock price at time of issuance	$0.283 - 1.602
Exercise price	$3.00
Expected term	2 - 5 years
Expected average volatility	75 - 95%
Expected dividend yield	0
Risk-free interest rate	0.16 - 1.08%

A summary of activity during the nine months ended September 30, 2023 is as follows:

	Warrant	Weighted- Average	Weighted- Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2022	3,247,500	$3.00	0.44
Grants	-	-	-
Exercised	(816,667)	3.00	-
Expired	-	-	-
Balance as of September 30, 2023	2,430,833	$3.00	1.11

Stock options

During 2021, we adopted our 2021 Omnibus Incentive Plan, and on June 28, 2022 we adopted our 2022 Omnibus Incentive Plan (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 3,100,000 ordinary shares.

During the nine months ended September 30, 2023, the Company granted 332,500 stock options valued at $1,174,201. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the nine months ended September 30, 2023, the Company recorded stock-based compensation of $2,432,948 and had unamortized expense of $3,856,598 as of September 30, 2023. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the nine months ended September 30, 2023, the estimated fair values of the stock options are as follows:

September 30,
2023
Exercise price	$4.09 – 7.02
Expected term	5.25 – 7.00 years
Expected average volatility	70% - 76%
Expected dividend yield	-
Risk-free interest rate	3.48% - 4.27%

A summary of activity during the nine months ended September 30, 2023 follows:

	Stock options	Weighted- Average	Weighted- Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2022	2,394,150	$7.18	9.11
Grants	332,500	4.93	10.00
Exercised	-	-	-
Forfeited	(47,092)	6.48	-
Expiry	-	-	-
Balance as of September 30, 2023	2,679,558	$6.96	8.59

Exercisable as of September 30, 2023	1,626,816	$6.12	8.17

NOTE 15. COST OF REVENUE

For the nine months ended September 30, 2023 and 2022, cost of revenue consisted of test kit materials, both patient collection kits and lab-based PCR kits and the cost of performing those tests for ColoAlert tests run in our analytical laboratory.

NOTE 16. RELATED PARTY TRANSACTIONS

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Commercial Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the nine months ended September 30, 2023 and 2022 was as follows:

	Nine months ended
	September 30,
	2023	2022
Salaries and benefits	$627,988	$468,050

Remuneration paid to related parties other than key personnel during the nine months ended September 30, 2023 and 2022 was as follows:

	Nine months ended
	September 30,
	2023	2022
Salaries and benefits	$14,902	$64,055

During the nine months ended September 30, 2023 and 2022, the Company incurred interest expense of $25,017 and $24,426 on balances owing to related parties, respectively.

During the nine months ended September 30, 2023 and 2022, the Company incurred accretion expense of $8,752 and $11,553 on balances owing to related parties, respectively.

During the nine months ended September 30, 2023 and 2022, we recorded expenses of $52,731 and $97,924, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product until we purchased the intellectual property on February 15, 2023 (see Note 7). A member of our Board of Directors is also a significant equity holder of ColoAlert AS.

NOTE 17. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the nine months ended September 30, 2023 and 2022 and recognized as research grant revenue were as follows:

	Nine months ended
	September 30,
Research and Development Projects	2023	2022
Rapid detection of antibody-based pathogens	$-	$42,055
Multi-marker test for the early detection of pancreatic cancer	27,696	108,999
	$27,696	$151,054

As of September 30, 2023 and December 31, 2022, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $6,604 and $81,706, respectively. Grant income is included as Other Income in the condensed interim consolidated statements of profit and loss.

NOTE 18. FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. The Company carries cash balances at US financial institutions that exceed the federally insured limit of $250,000 per institution and in German financial institutions that exceed €100,000 limit per institution. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. During the nine months ended September 30, 2023, the Company incurred $95,340 (related to Trade receivable and VAT receivable) and in bad debt expense (2022 - $0). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As of September 30, 2023, the Company had an unrestricted cash balance of $9,320,381 to settle current liabilities, excluding the Initial Promissory Note, which is expected to be settled in ordinary shares, of $6,921,813.

Historically, the Company’s primary source of funding has been the issuance of ordinary shares and credit facility borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to equity or debt financing.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as of September 30, 2023:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$3,104,456	$-	$-
Convertible promissory note to be settled with ordinary shares	7,207,000	-	-
Convertible loans	74,158	-	-
Silent partnerships	-	971,916	-
Lease liabilities	474,011	923,705	504,663
Intellectual property acquisition liability - related party	400,854	796,664	-
	$11,260,479	$2,692,285	$504,663

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company operates in Germany it holds a portion of its cash balances in Euro to approximate its estimated short term operating needs. The remainder of the Company’s cash is held in U.S. Dollars, the Company’s reporting currency, which we also expect to be the currency of the Company’s largest cash outlays over the next twenty-four months.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

In the management of capital, the Company includes components of stockholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As a young growth company, issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

NOTE 19. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the nine months ended September 30, 2023 and 2022, the Company had revenue from one and four customers that accounted for approximately 18% and 81% of revenue, respectively.

NOTE 20. OPERATING EXPENSES

For the nine months ended September 30, 2023 and 2022, operating expenses consisted of the following:

	Nine months ended
	September 30,
Research and development	2023	2022
Payroll expenses	$2,969,663	$994,087
Clinical study expenses	3,322,251	597,439
Amortization of intangibles	342,075	-
Travel expenses	140,839	29,795
Lab consumables	73,238	13,096
Lab overhead and other expenses	743,102	68,074
	$7,591,168	$1,702,491

	Nine months ended
	September 30,
Sales and marketing	2023	2022
Payroll expenses	$1,021,828	$248,263
Consulting services	1,630,346	198,372
Product and brand advertising	2,478,919	2,924,084
Other expenses	76,702	23,139
	$5,207,795	$3,393,858

	Nine months ended
	September 30,
General and administrative	2023	2022
Payroll expenses	$1,560,706	$1,531,427
Stock option expense	2,432,948	7,479,767
Depreciation and amortization	395,087	-
Travel expenses	87,947	189,130
Consulting services	1,998,633	2,884,688
IT expense	171,560	-
Training	17,052	6,365
Insurance and taxes	640,530	751,805
Rent and premises	115,124	129,203
Other expenses	210,659	132,181
	$7,630,246	$13,104,566

NOTE 21. SUBSEQUENT EVENTS

Subsequent to September 30, 2023, pursuant to the PPA (see Note 12), the Holder converted $500,000 in principal value on the Initial Promissory Note, resulting in the issuance of 243,080 ordinary shares.

On November 13, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $5.0 million of our ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) and warrants to purchase ordinary shares in a registered direct offering. The combined effective purchase price for each ordinary share (or pre-funded warrant) and associated warrant to purchase one ordinary share will be $1.20. Under the terms of the securities purchase agreement, we have agreed to issue 4,166,667 ordinary shares (or pre-funded warrant in lieu thereof) and warrants (the “Warrants”) to purchase up to an aggregate of 4,166,667 shares. The Warrants will be exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share.